02047682

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
8/1/02

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 1 August 2002

By: John Griffin
Authorised Signatory

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

BG Group plc

Notification of Major Interest in Shares

On 17th July, 2002 BG Group plc received notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act, 1985, that affiliates of The Capital Group Companies, Inc. had a notifiable interest in 178,470,394 ordinary shares of 10p representing 5.06% of the issued share capital of BG Group.

The Capital Group Companies, Inc. had previously notified (on 10th July, 2002) an interest in 175,334,178 ordinary shares of 10p, representing 4.97% of the issued share capital of BG Group plc.

BG Group plc
18th July, 2002

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

BG Group plc

Notification of Major Interest in Shares

On 10th July, 2002 BG Group plc received notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act, 1985, that affiliates of The Capital Group Companies, Inc. had a notifiable interest in 175,334,178 ordinary shares of 10p representing 4.97% of the issued share capital of BG Group.

The Capital Group Companies, Inc. had previously notified (on 8th April 2002) an interest in 176,490,903 ordinary shares of 10p, representing 5.001% of the issued share capital of BG Group plc.

BG Group plc
10th July 2002